Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

(Commission File No.: 001-37356)

The following is a copy of the earnings release of Sabra Health Care REIT, Inc. for the first quarter ended March 31, 2017, as well as supplemental earnings information released by Sabra Health Care REIT, Inc. on May 8, 2017:

Exhibit 99.1

FOR IMMEDIATE RELEASE

SABRA REPORTS FIRST QUARTER 2017 RESULTS; INCREASES QUARTERLY COMMON DIVIDEND BY 2.4% TO $0.43 PER SHARE; PROVIDES 2017 OUTLOOK; S&P, FITCH AND MOODY’S PLACE SABRA ON RATING WATCH POSITIVE

IRVINE, CA, May 8, 2017 — Sabra Health Care REIT, Inc. (“Sabra,” the “Company” or “we”) (NASDAQ:SBRA, SBRAP) today announced results of operations for the first quarter of 2017.

RECENT HIGHLIGHTS

•	For the first quarter of 2017, net income (loss) attributable to common stockholders, FFO, Normalized FFO, AFFO and Normalized AFFO per diluted common share were $0.25, $0.54, $0.55, $0.55 and $0.53, respectively, compared to $(0.28), $0.52, $0.56, $0.53 and $0.53, respectively, for the first quarter of 2016.

•	For the first quarter of 2017, rental income and NOI for our property portfolio increased by 3.5% and 4.4%, respectively, over the first quarter of 2016. Same store cash rent and Cash NOI for our property portfolio increased by 2.3% and 2.4%, respectively, over the same period.

•	We transitioned a portfolio of nine senior housing facilities in Canada from a triple net lease structure to a managed property structure whereby we own the operations of the facilities through a wholly-owned taxable REIT subsidiary and entered into a management agreement with Sienna Senior Living, one of Canada’s leading senior living providers serving the continuum of independent living, independent supportive living, assisted living, memory care and long-term care. The transition was accomplished in two phases with eight facilities transitioned on March 1, 2017 and the ninth facility transitioned on May 1, 2017.

•	On April 1, 2017, we sold one skilled nursing/transitional care facility with a net book value of $2.1 million for aggregate consideration of $6.1 million. This facility was part of our memoranda of understanding with Genesis to market for sale 35 skilled nursing facilities. On April 27, 2017, we executed a non-binding letter of intent to sell 20 skilled nursing facilities currently leased to Genesis for a sales price of $103.3 million, representing a cap rate of 9%. Marketing of the remaining 14 facilities is ongoing and is expected to be completed in the second half of 2017.

•	We issued guidance for the full year 2017 of net income attributable to common stockholders at a range of $2.15 to $2.19 per diluted common share, normalized FFO at a range of $2.24 to $2.28 per diluted common share and normalized AFFO at a range of $2.19 to $2.23 per diluted common share.

•

On May 8, 2017, S&P, Fitch and Moody’s issued press releases on the proposed merger between Sabra and Care Capital Properties (“CCP”). All three rating agencies placed our corporate rating as well as the issue-level ratings on our unsecured notes and preferred shares on positive watch/review for upgrade. S&P and Fitch have indicated they each expect to upgrade our senior unsecured notes ratings to investment grade upon completion of the merger. Moody’s has not yet provided specific guidance of their expected ratings at the conclusion of their review, which will be subject to ongoing discussion.

•	On May 8, 2017, our board of directors declared a quarterly cash dividend of $0.43 per share of common stock. The dividend will be paid on May 31, 2017 to common stockholders of record as of the close of business on May 18, 2017.

•	On May 8, 2017, our board of directors declared a quarterly cash dividend of $0.4453125 per share of Series A Preferred Stock. The dividend will be paid on May 31, 2017 to preferred stockholders of record as of the close of business on May 18, 2017.

Commenting on the first quarter results and recent investments, Rick Matros, CEO and Chairman, said, “Operational performance continues to produce good results. Sabra’s Skilled Nursing/Transitional Care portfolio excluding Genesis continues to buck the trends. Our Senior Housing portfolio posted a solid performance. The proposed rule from CMS on a potential new payment system, upon review, is a positive for the space from our perspective. Our pipeline continues to be robust and we look forward to the impact our proprietary development pipeline will have as we expect to have approximately $117 million of those assets coming into our portfolio in the second half of this year. Of course, we are tremendously excited about the merger announced yesterday with CCP and expect a smooth transition as both management teams have a very good relationship with the same goals.”

TENANT COVERAGE

	EBITDAR (1)		EBITDARM (1)
Twelve Months Ended March 31,
Facility Type	2017	2016	2017	2016
Skilled Nursing/Transitional Care	1.54x	1.42x	1.83x	1.74x
Senior Housing	1.18x	1.20x	1.36x	1.37x

Twelve Months Ended March 31,
Fixed Charge Coverage Ratio (2)	2017	2016
Genesis Healthcare, Inc.	1.19x	1.34x
Tenet Health Care Corporation	2.15x	2.28x
Holiday AL Holdings LP	1.14x	1.18x

(1)	EBITDAR, EBITDARM and related coverages (collectively, “Facility Statistics”) for each period presented include only Stabilized Facilities owned by the Company as of the end of the respective period. Facility Statistics are only included in periods subsequent to our acquisition. EBITDARM Coverage and EBITDAR Coverage exclude tenants with significant corporate guarantees. All Facility Statistics are presented one quarter in arrears.
(2)	Fixed Charge Coverage Ratio is presented one quarter in arrears for tenants with significant corporate guarantees. See Reporting Definitions for definition of Fixed Charge Coverage Ratio.

LIQUIDITY

As of March 31, 2017, we had approximately $495.8 million of liquidity, consisting of unrestricted cash and cash equivalents of $12.8 million (excluding joint venture cash and cash equivalents) and available borrowings of $483.0 million under our revolving credit facility.

2017 Outlook

The table below sets forth Sabra’s 2017 full year earnings guidance:

	Low	High
Net income attributable to common stockholders	$2.15	$2.19

Add:
Depreciation and amortization	1.13	1.13
Gain on sale of real estate	(1.04)	(1.04)

FFO attributable to common stockholders	$2.24	$2.28

Lease termination fee	(0.04)	(0.04)
CCP merger costs	0.01	0.01
Loss on extinguishment of debt	0.01	0.01
Provision for doubtful accounts and loan losses, net	0.02	0.02

Normalized FFO attributable to common stockholders	$2.24	$2.28

FFO attributable to common stockholders	$2.24	$2.28
Expensed acquisition pursuit costs	0.01	0.01
Stock-based compensation expense	0.12	0.12
Straight-line rental income adjustments	(0.28)	(0.28)
Amortization of deferred financing costs	0.10	0.10
Non-cash portion of loss on extinguishment of debt	0.01	0.01
Change in fair value of contingent consideration	(0.01)	(0.01)
Provision for doubtful straight-line rental income, loan losses and other reserves	0.03	0.03

AFFO attributable to common stockholders	$2.22	$2.26

Lease termination fee	(0.04)	(0.04)
Provision for doubtful cash income	0.01	0.01

Normalized AFFO attributable to common stockholders	$2.19	$2.23

The 2017 Outlook assumes approximately $500 million of future investment activity at an average annual cash lease yield of 8% during 2017 (on a leverage neutral basis) and assumes the completion of the previously announced dispositions of the remaining 34 Genesis-operated facilities (the “Genesis Assets”) pursuant to memoranda of understanding will be completed in the second half of 2017. The dispositions of the Genesis Assets in this 2017 Outlook are expected to reduce 2017 normalized FFO by $0.07 per diluted common share and normalized AFFO by $0.04 per diluted common share as compared to not disposing of those assets during 2017. This 2017 Outlook excludes any impact of closing the pending merger with Care Capital Properties, Inc. (“CCP”) or any costs associated with such pending merger which may be incurred after the first quarter of 2017. Should the pending merger close as expected, we expect immediate annualized accretion in excess of the 2017 Outlook for normalized FFO and normalized AFFO of 14% - 16%. The Company expects to provide an updated 2017 Outlook after closing of the pending merger.

Except as otherwise noted above, the foregoing projections reflect management’s view of current and future market conditions. There can be no assurance that the Company’s actual results will not differ materially from the estimates set forth above. Except as otherwise required by law, the Company assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

CONFERENCE CALL AND COMPANY INFORMATION

A conference call and webcast to discuss the 2017 first quarter results will be held on Tuesday, May 9, 2017 at 10:00 am Pacific Time. The dial in number for the conference call is (800) 946-0785 and the participant code is “SABRA.” The webcast URL is http://edge.media-server.com/m/p/gdeddewz. A replay of the call will also be available immediately following the call and for 30 days by dialing (888) 203-1112, and using pass code 7967960. The Company’s supplemental information package for the first quarter will also be available on the Company’s website in the “Investor Relations” section.

ABOUT SABRA

As of March 31, 2017, Sabra’s investment portfolio included 182 real estate properties held for investment (consisting of (i) 96 Skilled Nursing/Transitional Care facilities, (ii) 75 Senior Housing facilities, (iii) 10 Senior Housing facilities operated by third-party property managers pursuant to property management agreements (“Managed Properties”) and (iv) one Acute Care Hospital), one asset held for sale, 10 investments in loans receivable (consisting of (i) four mortgage loans, (ii) one construction loan, (iii) one mezzanine loan, (iv) three pre-development loans and (v) one debtor-in-possession loan), and 12 preferred equity investments. As of March 31, 2017, Sabra’s real estate properties held for investment included 18,756 beds/units, spread across the United States and Canada.

FORWARD-LOOKING STATEMENTS SAFE HARBOR

This release contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified, without limitation, by the use of “expects,” “believes,” “intends,” “should” or comparable terms or the negative thereof. Forward-looking statements in this release include all statements regarding our expectations concerning our proposed merger with CCP, future results of operations, future acquisition activity and future liquidity.

Our actual results may differ materially from those projected or contemplated by our forward-looking statements as a result of various factors, including among others, the following: our dependence on Genesis and certain wholly owned subsidiaries of Holiday AL Holdings LP until we are able to further diversify our portfolio; our dependence on the operating success of our tenants; the significant amount of and our ability to service our indebtedness; covenants in our debt agreements that may restrict our ability to pay dividends, make investments, incur additional indebtedness and refinance indebtedness on favorable terms; increases in market interest rates; changes in foreign currency exchange rates; our ability to raise capital through equity and debt financings; the impact of required regulatory approvals of transfers of healthcare properties; the effect of changing healthcare regulation and enforcement on our tenants and the dependence of our tenants on reimbursement from governmental and other third-party payors; the relatively illiquid nature of real estate investments; competitive conditions in our industry; the loss of key management personnel or other employees; the impact of litigation and rising insurance costs on the business of our tenants; the effect of our tenants declaring bankruptcy or becoming insolvent; uninsured or underinsured losses affecting our properties and the possibility of environmental compliance costs and liabilities; the ownership limits and anti-takeover defenses in our governing documents and Maryland law, which may restrict change of control or business combination opportunities; the impact of a failure or security breach of information technology in our operations; our ability to find replacement tenants and the impact of unforeseen costs in acquiring new properties; our ability to maintain our status as a REIT; and compliance with REIT requirements and certain tax and tax regulatory matters related to our status as a REIT. There are also risks that are inherent in the nature of the transaction with CCP, including the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the Securities and Exchange Commission (the “SEC”), including Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2016 and Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the SEC, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. We do not intend, and we undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, unless required by law to do so.

TENANT AND BORROWER INFORMATION

This release includes information regarding certain of our tenants that lease properties from us and our borrowers, most of which are not subject to SEC reporting requirements. Genesis is subject to the reporting requirements of the SEC and is required to file with the SEC annual reports containing audited financial information and quarterly reports containing unaudited financial information. The information related to our tenants and borrowers that is provided in this release has been provided by such tenants and borrowers. We have not independently verified this information. We have no reason to believe that such information is inaccurate in any material respect. We are providing this data for informational purposes only. Genesis’s filings with the SEC can be found at www.sec.gov.

NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This release includes the following financial measures defined as non-GAAP financial measures by the SEC: net operating income (“NOI”), cash NOI, funds from operations attributable to common stockholders (“FFO”), Normalized FFO, Adjusted FFO (“AFFO”), Normalized AFFO, FFO per diluted common share, Normalized FFO per diluted common share, AFFO per diluted common share and Normalized AFFO per diluted common share. These measures may be different than non-GAAP financial measures used by other companies, and the presentation of these measures is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. generally accepted accounting principles. An explanation of these non-GAAP financial measures is included under “Reporting Definitions” in this release and reconciliations of these non-GAAP financial measures to the GAAP financial measures we consider most comparable are included under “Reconciliations of FFO, Normalized FFO, AFFO and Normalized AFFO” and “Reconciliations of NOI and Cash NOI” in this release.

CONTACT

Investor & Media Inquiries: (949) 679-0410

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra. In connection with the proposed merger, Sabra intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement/prospectus with respect to the proposed merger. After the registration statement is declared effective, Sabra and CCP will each mail the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by Sabra with the SEC will be available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC will be available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information concerning the ownership of Sabra securities by Sabra’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about Sabra’s directors and executive officers is also available in Sabra’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 25, 2017 as well as its From 10-K filed with SEC for the year ended December 31, 2016. Information concerning the ownership of CCP securities by CCP’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about CCP’s directors and executive officers is also available in CCP’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 7, 2017 as well as its Form 10-K filed with SEC for the year ended December 31, 2016. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SABRA HEALTH CARE REIT, INC.

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)

	Three Months Ended March 31,
	2017	2016
Revenues	$62,650	$62,559
Net operating income	60,230	61,147
Net income (loss) attributable to common stockholders	16,262	(18,272)
FFO attributable to common stockholders	35,399	33,907
Normalized FFO attributable to common stockholders	36,361	36,863
AFFO attributable to common stockholders	36,187	34,825
Normalized AFFO attributable to common stockholders	35,213	34,825
Per common share data attributable to common stockholders:
Diluted EPS	$0.25	$(0.28)
Diluted FFO	0.54	0.52
Diluted Normalized FFO	0.55	0.56
Diluted AFFO	0.55	0.53
Diluted Normalized AFFO	0.53	0.53
Net cash flow from operations	$31,438	$24,726

	March 31, 2017	December 31, 2016
Investment Portfolio
Real Estate Properties held for investment (1)	182	183
Real Estate Properties held for investment, gross ($)	$2,290,590	$2,292,345
Total Beds/Units	18,756	18,878
Weighted Average Remaining Lease Term (in months)	109	112
Total Investments in Loans Receivable (#)	10	10
Total Investments in Loans Receivable, gross ($) (2)	$50,743	$51,432
Total Preferred Equity Investments (#)	12	12
Total Preferred Equity Investments, gross ($)	$46,451	$45,190

	March 31, 2017	December 31, 2016
Debt
Principal Balance
Fixed Rate Debt	$862,762	$863,638
Variable Rate Debt (3)	355,775	364,000

Total Debt	1,218,537	1,227,638
Cash	(12,814)	(25,663)

Net Debt (4)	$1,205,723	$1,201,975

Weighted Average Effective Interest Rate
Fixed Rate Debt	5.16%	5.16%
Variable Rate Debt (3)	2.99%	2.97%

Total Debt	4.53%	4.51%

% of Total
Fixed Rate Debt	70.8%	70.3%
Variable Rate Debt (3)	29.2%	29.7%
Availability Under Revolving Credit Facility	$483,000	$474,000

Available Liquidity (5)	$495,776	$499,547

(1)	Real Estate Properties held for investment include Managed Properties.
(2)	Total Investments in Loans Receivable consists of principal plus capitalized origination fees net of loan loss reserves.
(3)	As of March 31, 2017, variable rate debt includes $245.0 million subject to swap agreements that fix LIBOR at 0.90%, $67.5 million (CAD $90.0 million) and $26.3 million (CAD $35.0 million) subject to swap agreements that fix the Canadian Offer Dollar Rate at 1.59% and 0.93%, respectively. Excluding these amounts, variable rate debt was 1.4% of total debt as of March 31, 2017.
(4)	Net Debt excludes deferred financing costs and discounts.
(5)	Available liquidity represents unrestricted cash, excluding cash associated with a consolidated joint venture, and availability under the revolving credit facility.

SABRA HEALTH CARE REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

	Three Months Ended March 31,
	2017	2016
Revenues:
Rental income	$57,224	$55,312
Interest and other income	1,945	5,332
Resident fees and services	3,481	1,915

Total revenues	62,650	62,559

Expenses:
Depreciation and amortization	19,137	17,766
Interest	15,788	16,918
Operating expenses	2,420	1,412
General and administrative	6,873	4,714
Provision for doubtful accounts and loan losses	1,770	2,523
Impairment of real estate	—	29,811

Total expenses	45,988	73,144

Other income (expense):
Loss on extinguishment of debt	—	(556)
Other income	2,129	—
Net loss on sale of real estate	—	(4,602)

Total other income (expense)	2,129	(5,158)

Net income (loss)	18,791	(15,743)
Net loss attributable to noncontrolling interests	32	32

Net income (loss) attributable to Sabra Health Care REIT, Inc.	18,823	(15,711)

Preferred stock dividends	(2,561)	(2,561)

Net income (loss) attributable to common stockholders	$16,262	$(18,272)

Net income (loss) attributable to common stockholders, per:
Basic common share	$0.25	$(0.28)

Diluted common share	$0.25	$(0.28)

Weighted-average number of common shares outstanding, basic	65,354,649	65,248,203

Weighted-average number of common shares outstanding, diluted	65,920,486	65,248,203

SABRA HEALTH CARE REIT, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	March 31, 2017	December 31, 2016
	(unaudited)
Assets
Real estate investments, net of accumulated depreciation of $297,405 and $282,812 as of March 31, 2017 and December 31, 2016, respectively	$1,993,592	$2,009,939
Loans receivable and other investments, net	96,489	96,036
Cash and cash equivalents	12,814	25,663
Restricted cash	9,151	9,002
Assets held for sale, net	2,073	—
Prepaid expenses, deferred financing costs and other assets, net	126,007	125,279

Total assets	$2,240,126	$2,265,919

Liabilities
Mortgage notes, net	$159,905	$160,752
Revolving credit facility	17,000	26,000
Term loans, net	336,592	335,673
Senior unsecured notes, net	688,879	688,246
Accounts payable and accrued liabilities	33,397	39,639

Total liabilities	1,235,773	1,250,310

Equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, 5,750,000 shares issued and outstanding as of March 31, 2017 and December 31, 2016	58	58
Common stock, $.01 par value; 125,000,000 shares authorized, 65,410,668 and 65,285,614 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	654	653
Additional paid-in capital	1,208,907	1,208,862
Cumulative distributions in excess of net income	(203,641)	(192,201)
Accumulated other comprehensive loss	(1,628)	(1,798)

Total Sabra Health Care REIT, Inc. stockholders’ equity	1,004,350	1,015,574
Noncontrolling interests	3	35

Total equity	1,004,353	1,015,609

Total liabilities and equity	$2,240,126	$2,265,919

SABRA HEALTH CARE REIT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$18,791	$(15,743)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,137	17,766
Non-cash interest income adjustments	26	222
Amortization of deferred financing costs	1,277	1,221
Stock-based compensation expense	2,588	1,818
Amortization of debt discount	28	27
Loss on extinguishment of debt	—	556
Straight-line rental income adjustments	(4,607)	(5,593)
Provision for doubtful accounts and loan losses	1,770	2,523
Change in fair value of contingent consideration	(822)	—
Net loss on sales of real estate	—	4,602
Impairment of real estate	—	29,811
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,414)	(5,900)
Accounts payable and accrued liabilities	(4,605)	(5,430)
Restricted cash	(731)	(1,154)

Net cash provided by operating activities	31,438	24,726

Cash flows from investing activities:
Origination and fundings of loans receivable	(508)	(5,850)
Origination and fundings of preferred equity investments	(51)	(984)
Additions to real estate	(520)	(474)
Repayment of loans receivable	118	8,874
Net proceeds from the sale of real estate	—	398

Net cash (used in) provided by investing activities	(961)	1,964

Cash flows from financing activities:
Net repayments of revolving credit facility	(9,000)	(57,000)
Proceeds from term loans	—	69,360
Principal payments on mortgage notes	(1,021)	(1,022)
Payments of deferred financing costs	(109)	(5,885)
Issuance of common stock, net	(3,224)	(1,274)
Dividends paid on common and preferred stock	(29,993)	(29,301)

Net cash used in financing activities	(43,347)	(25,122)

Net (decrease) increase in cash and cash equivalents	(12,870)	1,568
Effect of foreign currency translation on cash and cash equivalents	21	131
Cash and cash equivalents, beginning of period	25,663	7,434

Cash and cash equivalents, end of period	$12,814	$9,133

Supplemental disclosure of cash flow information:
Interest paid	$18,127	$19,459

SABRA HEALTH CARE REIT, INC.

RECONCILIATIONS OF FUNDS FROM OPERATIONS (FFO), NORMALIZED FFO,

ADJUSTED FUNDS FROM OPERATIONS (AFFO) AND NORMALIZED AFFO

(dollars in thousands, except per share data)

	Three Months Ended March 31,
	2017	2016
Net income (loss) attributable to common stockholders	$16,262	$(18,272)
Add:
Depreciation of real estate assets	19,137	17,766
Net loss on sales of real estate	—	4,602
Impairment of real estate	—	29,811

FFO attributable to common stockholders	$35,399	$33,907

Lease termination fee	(1,367)	—
CCP merger costs	531	—
Loss on extinguishment of debt	—	556
Provision for doubtful accounts and loan losses, net (1)	1,727	2,400
Other normalizing items (2)	71	—

Normalized FFO attributable to common stockholders	$36,361	$36,863

FFO	$35,399	$33,907
Expensed acquisition pursuit costs (3)	563	89
Stock-based compensation expense	2,588	1,818
Straight-line rental income adjustments	(4,607)	(5,593)
Amortization of deferred financing costs	1,277	1,221
Non-cash portion of loss on extinguishment of debt	—	556
Change in fair value of contingent consideration	(822)	—
Provision for doubtful straight-line rental income, loan losses and other reserves	1,390	2,523
Other non-cash adjustments (4)	399	304

AFFO attributable to common stockholders	$36,187	$34,825

Lease termination fee	(1,367)	—
Provision for doubtful cash income (1)	381	—
Other normalizing items (2)	12	—

Normalized AFFO attributable to common stockholders	$35,213	$34,825

Amounts per diluted common share attributable to common stockholders:
Net income	$0.25	$(0.28)

FFO	$0.54	$0.52

Normalized FFO	$0.55	$0.56

AFFO	$0.55	$0.53

Normalized AFFO	$0.53	$0.53

Weighted average number of common shares outstanding, diluted:
Net income	65,920,486	65,248,203

FFO and Normalized FFO	65,920,486	65,414,703

AFFO and Normalized AFFO	66,325,908	65,825,187

(1)	See Reporting Definitions for definition of Normalized FFO and Normalized AFFO for further information.
(2)	Other normalizing items for FFO and AFFO include non-Managed Property operating expenses.
(3)	On October 1, 2016 we early adopted Accounting Standards Update 2017-01, Business Combinations (Topic 805), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as business acquisitions. All real estate acquisitions completed subsequent to October 1, 2016 were considered asset acquisitions and we have capitalized acquisition pursuit costs associated with these acquisitions, including those incurred prior to October 1, 2016. Acquisitions completed prior to October 1, 2016 were deemed business combinations and the related acquisition pursuit costs were expensed as incurred.
(4)	Other non-cash adjustments include amortization of debt premiums/discounts, non-cash interest income adjustments and amortization expense related to our interest rate hedges.

SABRA HEALTH CARE REIT, INC.

RECONCILIATIONS OF NOI AND CASH NOI

(dollars in thousands)

Total Portfolio

	For the three months ended March 31,
	2017						2016
	Skilled Nursing/ Transitional Care	Senior Housing	Managed Properties	Acute Care Hospital	Other	Total	Skilled Nursing/ Transitional Care	Senior Housing	Managed Properties	Acute Care Hospital	Other	Total
Revenues:
Rental income	$34,279	$21,569	$—	$1,376	$—	$57,224	$34,294	$19,645	$—	$1,373	$—	$55,312
Interest and other income	—	—	—	—	1,945	1,945	—	—	—	—	5,332	5,332
Resident fees and services	—	—	3,481	—	—	3,481	—	—	1,915	—	—	1,915

Total revenues	34,279	21,569	3,481	1,376	1,945	62,650	34,294	19,645	1,915	1,373	5,332	62,559
Operating expenses	—	—	(2,420)	—	—	(2,420)	—	—	(1,412)	—	—	(1,412)

Net operating income	$34,279	$21,569	$1,061	$1,376	$1,945	$60,230	$34,294	$19,645	$503	$1,373	$5,332	$61,147

Same Store Cash NOI (1)

	For the three months ended March 31,
	2017					2016
	Skilled Nursing/ Transitional Care	Senior Housing	Managed Properties	Acute Care Hospital	Total	Skilled Nursing/ Transitional Care	Senior Housing	Managed Properties	Acute Care Hospital	Total
Revenues:
Rental income	$32,971	$19,197	$—	$1,376	$53,544	$32,769	$18,336	$—	$1,373	$52,478
Resident fees and services	—	—	1,938	—	1,938	—	—	1,915	—	1,915

Total revenues	32,971	19,197	1,938	1,376	55,482	32,769	18,336	1,915	1,373	54,393
Operating expenses	—	—	(1,395)	—	(1,395)	—	—	(1,412)	—	(1,412)

Net operating income	$32,971	$19,197	$543	$1,376	$54,087	$32,769	$18,336	$503	$1,373	$52,981

Straight-line rental income adjustments	(1,761)	(3,357)	—	(91)	(5,209)	(2,354)	(2,764)	—	(117)	(5,235)

Cash net operating income	$31,210	$15,840	$543	$1,285	$48,878	$30,415	$15,572	$503	$1,256	$47,746

(1)	Same store includes all real estate facilities owned for the full period in both comparison periods.

REPORTING DEFINITIONS

Acute Care Hospital. A facility designed to provide extended medical and rehabilitation care for patients who are clinically complex and have multiple acute or chronic conditions.

Cash Net Operating Income (“Cash NOI”). The Company believes that net income attributable to common stockholders as defined by GAAP is the most appropriate earnings measure. We consider Cash NOI an important supplemental measure because it allows investors, analysts and our management to evaluate the operating performance of our investments. We define Cash NOI as total revenues less operating expenses and non-cash revenues.

EBITDAR. Earnings before interest, taxes, depreciation, amortization and rent (“EBITDAR”) for a particular facility accruing to the operator/tenant of the property (not the Company) for the period presented. The Company uses EBITDAR in determining EBITDAR Coverage. EBITDAR has limitations as an analytical tool. EBITDAR does not reflect historical cash expenditures or future cash requirements for facility capital expenditures or contractual commitments. In addition, EBITDAR does not represent a property’s net income or cash flow from operations and should not be considered an alternative to those indicators. The Company utilizes EBITDAR as a supplemental measure of the ability of the Company’s operators/tenants and relevant guarantors to generate sufficient liquidity to meet related obligations to the Company.

EBITDAR Coverage. Represents the ratio of EBITDAR to contractual rent for owned facilities. EBITDAR Coverage is a supplemental measure of an operator/tenant’s ability to meet their cash rent and other obligations to the Company. However, its usefulness is limited by, among other things, the same factors that limit the usefulness of EBITDAR.

EBITDARM. Earnings before interest, taxes, depreciation, amortization, rent and management fees (“EBITDARM”) for a particular facility accruing to the operator/tenant of the property (not the Company), for the period presented. The Company uses EBITDARM in determining EBITDARM Coverage. The usefulness of EBITDARM is limited by the same factors that limit the usefulness of EBITDAR. Together with EBITDAR, the Company utilizes EBITDARM to evaluate the core operations of the properties by eliminating management fees, which vary based on operator/tenant and its operating structure.

EBITDARM Coverage. Represents the ratio of EBITDARM to contractual rent for owned facilities. EBITDARM coverage is a supplemental measure of a property’s ability to generate cash flows for the operator/tenant (not the Company) to meet the operator’s/tenant’s related cash rent and other obligations to the Company. However, its usefulness is limited by, among other things, the same factors that limit the usefulness of EBITDARM.

Fixed Charge Coverage Ratio. EBITDAR (including adjustments for one-time and pro forma items) for the period indicated (one quarter in arrears) for all operations of any entities that guarantee the tenants’ lease obligations to the Company divided by the same period cash rent expense, interest expense and mandatory principal payments for operations of any entity that guarantees the tenants’ lease obligation to the Company. Fixed Charge Coverage is a supplemental measure of a guarantor’s ability to meet the operator/tenant’s cash rent and other obligations to the Company should the operator/tenant be unable to do so itself. However, its usefulness is limited by, among other things, the same factors that limit the usefulness of EBITDAR. Fixed Charge Coverage is calculated by the Company as described above based on information provided by guarantors without independent verification by the Company and may differ from similar metrics calculated by the guarantors.

Funds From Operations Attributable to Common Stockholders (“FFO”) and Adjusted Funds from Operations Attributable to Common Stockholders (“AFFO”). The Company believes that net income attributable to common stockholders as defined by GAAP is the most appropriate earnings measure. The Company also believes that Funds From Operations, or FFO, as defined in accordance with the definition used by the National Association of Real Estate Investment Trusts (“NAREIT”), and Adjusted Funds from Operations, or AFFO (and related per share amounts) are important non-GAAP supplemental measures of the Company’s operating performance. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a real estate investment trust that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income attributable to common stockholders, as defined by GAAP. FFO is defined as net income attributable to common stockholders, computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and real estate impairment charges. AFFO is defined as FFO excluding straight-line rental income adjustments, stock-based compensation expense, amortization of deferred financing costs, acquisition pursuit costs, as well as other non-cash revenue and expense items (including provisions and write-offs related to straight-line rental income, provision for loan losses, changes in fair value of contingent consideration, amortization of debt

REPORTING DEFINITIONS

premiums/discounts and non-cash interest income adjustments). The Company believes that the use of FFO and AFFO (and the related per share amounts), combined with the required GAAP presentations, improves the understanding of the Company’s operating results among investors and makes comparisons of operating results among real estate investment trusts more meaningful. The Company considers FFO and AFFO to be useful measures for reviewing comparative operating and financial performance because, by excluding the applicable items listed above, FFO and AFFO can help investors compare the operating performance of the Company between periods or as compared to other companies. While FFO and AFFO are relevant and widely used measures of operating performance of real estate investment trusts, they do not represent cash flows from operations or net income attributable to common stockholders as defined by GAAP and should not be considered an alternative to those measures in evaluating the Company’s liquidity or operating performance. FFO and AFFO also do not consider the costs associated with capital expenditures related to the Company’s real estate assets nor do they purport to be indicative of cash available to fund the Company’s future cash requirements. Further, the Company’s computation of FFO and AFFO may not be comparable to FFO and AFFO reported by other real estate investment trusts that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define AFFO differently than the Company does.

Investment. Represents the carrying amount of real estate assets after adding back accumulated depreciation and amortization.

Normalized FFO and Normalized AFFO. Normalized FFO and Normalized AFFO represent FFO and AFFO, respectively, adjusted for certain income and expense items that the Company does not believe are indicative of its ongoing operating results. The Company considers Normalized FFO and Normalized AFFO to be useful measures to evaluate the Company’s operating results excluding these income and expense items to help investors compare the operating performance of the Company between periods or as compared to other companies. Normalized FFO and Normalized AFFO do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating the Company’s liquidity or operating performance. Normalized FFO and Normalized AFFO also do not consider the costs associated with capital expenditures related to the Company’s real estate assets nor do they purport to be indicative of cash available to fund the Company’s future cash requirements. Further, the Company’s computation of Normalized FFO and Normalized AFFO may not be comparable to Normalized FFO and Normalized AFFO reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define FFO and AFFO or Normalized FFO and Normalized AFFO differently than the Company does.

Net Operating Income (“NOI”). The Company believes that net income attributable to common stockholders as defined by GAAP is the most appropriate earnings measure. We consider NOI an important supplemental measure because it allows investors, analysts and our management to evaluate the operating performance of our investments. We define NOI as total revenues less operating expenses.

Senior Housing. Senior housing facilities include independent living, assisted living, continuing care retirement community and memory care facilities.

Skilled Nursing/Transitional Care. Skilled nursing/transitional care facilities include skilled nursing, transitional care, multi-license designation and mental health facilities.

Stabilized Facility. At the time of acquisition, the Company classifies each facility as either stabilized or pre-stabilized. In addition, the Company may classify a facility as pre-stabilized after acquisition. Circumstances that could result in a facility being classified as pre-stabilized include newly completed developments, facilities undergoing major renovations or additions, facilities being repositioned or transitioned to new operators, and significant transitions within the tenants’ business model. Such facilities will be reclassified to stabilized upon maintaining consistent occupancy (85% for Skilled Nursing/Transitional Care and 90% for Senior Housing Facilities) but in no event beyond 24 months after the date of classification as pre-stabilized. Stabilized Facilities exclude (i) facilities leased through RIDEA-compliant structures, (ii) facilities held for sale or being positioned to be sold, and (iii) facilities acquired during the three months preceding the period presented.

Total Debt. The carrying amount of the Company’s revolving credit facility, term loan, senior unsecured notes, and mortgage indebtedness, as reported in the Company’s condensed consolidated financial statements.

SABRA HEALTH CARE REIT, INC.

2017 OUTLOOK

	Low	High
Net income attributable to common stockholders	$2.15	$2.19

Add:
Depreciation and amortization	1.13	1.13
Gain on sale of real estate	(1.04)	(1.04)

FFO attributable to common stockholders	$2.24	$2.28

Lease termination fee	(0.04)	(0.04)
CCP merger costs	0.01	0.01
Loss on extinguishment of debt	0.01	0.01
Provision for doubtful accounts and loan losses, net	0.02	0.02

Normalized FFO attributable to common stockholders	$2.24	$2.28

FFO attributable to common stockholders	$2.24	$2.28
Expensed acquisition pursuit costs	0.01	0.01
Stock-based compensation expense	0.12	0.12
Straight-line rental income adjustments	(0.28)	(0.28)
Amortization of deferred financing costs	0.10	0.10
Non-cash portion of loss on extinguishment of debt	0.01	0.01
Change in fair value of contingent consideration	(0.01)	(0.01)
Provision for doubtful straight-line rental income, loan losses and other reserves	0.03	0.03

AFFO attributable to common stockholders	$2.22	$2.26

Lease termination fee	(0.04)	(0.04)
Provision for doubtful cash income	0.01	0.01

Normalized AFFO attributable to common stockholders	$2.19	$2.23

The 2017 Outlook assumes approximately $500 million of future investment activity at an average annual cash lease yield of 8% during 2017 (on a leverage neutral basis) and assumes the completion of the previously announced dispositions of the remaining 34 Genesis-operated facilities (the “Genesis Assets”) pursuant to memoranda of understanding will be completed in the second half of 2017. The dispositions of the Genesis Assets in this 2017 Outlook are expected to reduce 2017 normalized FFO by $0.07 per diluted common share and normalized AFFO by $0.04 per diluted common share as compared to not disposing of those assets during 2017. This 2017 Outlook excludes any impact of closing the pending merger with CCP or any costs associated with such pending merger which may be incurred after the first quarter of 2017. Should the pending merger close as expected, we expect immediate annualized accretion in excess of the 2017 Outlook for normalized FFO and normalized AFFO of 14% - 16%. The Company expects to provide an updated 2017 Outlook after closing of the pending merger.

Except as otherwise noted above, the foregoing projections reflect management’s view of current and future market conditions. There can be no assurance that the Company’s actual results will not differ materially from the estimates set forth above. Except as otherwise required by law, the Company assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

See reporting definitions.